First Federal of Northern Michigan Bancorp, Inc.
                             100 South Second Avenue
                             Alpena, Michigan 49707
                            Telephone: (989) 356-9041
                            Facsimile: (989) 354-8839


February 9, 2005

VIA FACSIMILE AND EDGAR
=======================
(202) 942-9530

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: First Federal of Northern Michigan, Inc. (Registration Number 333-121178)
               Request for Acceleration of Effectiveness
               =========================================

Ladies and Gentlemen:

    On behalf of First Federal of Northern Michigan Bancorp, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form SB-2 be declared effective on February 11, 2005, at 12:00 noon, or as soon thereafter as is practicable.

    The Company hereby acknowledges that:

    o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    /s/ Martin A. Thomson

                                    Martin A. Thomson
                                    President and Chief Executive Officer